ALAN A. BLAKEBORO DIANA JESSUP LEE RICHARD F. LEE BRUCE W. MCROY MICHAEL E. PFAU DANIEL A. REICKER ANDREW D. SIMONS FERNANDO VELEZ, JR. RICARDO D. BORDALLO JAMES P. GRIFFITH	1421 STATE STREET, SUITE B SANTA BARBARA, CA 93101 TELEPHONE (805) 966-2440 FAX (805) 966-3320 May 22, 2009	MAILING ADDRESS: POST OFFICE BOX 1470 SANTA BARBARA, CA 93102-1470 www.reickerpfau.com DALE E. HANST, RETIRED KURT H. PYLE, RETIRED

Securities and Exchange Commission

Attn: Perry Hindin, Special Counsel

Office of Mergers & Acquisitions

One Station Place

100 F Street, NE

Washington, D.C. 20549-3628

Re:	CallWave, Inc. – File No. 005-39072

Schedule TO-I/13E-3 Filed May 5, 2009

as amended May 8, 13 and 15, 2009

Response to SEC Comments

Dear Mr. Hindin:

CallWave is electronically transmitting a conformed copy of Schedule TO-I/13eE-3 as filed on May 5, 2009, and as amended May 8, May 13, and May 15, 2009 (the “Schedule TO”), and we are providing to you under separate cover four copies of the amended Schedule TO and exhibits, marked to show changes from the versions of those documents filed with the Securities and Exchange Commission (the “Commission) on May 5, 2009.

CallWave will file an amended Schedule TO in response to the Commission’s letter dated May 18, 2009. The headings and numbered responses in this response letter correspond to the headings and numbered comments contained in that comment letter. We have adjusted the page references below to reflect the pagination of the Schedule TO and exhibits for the Staff’s convenience. In addition to responding to the Staff’s comment letter, the Schedule TO incorporates certain changes and additional disclosure that CallWave deems necessary or appropriate.

We acknowledge on behalf of CallWave, the filing person, that: (1) CallWave is responsible for the adequacy and accuracy of the disclosure in the filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) CallWave may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission Attn: Perry Hindin, Special Counsel	2	May 22, 2009

Joint Schedule TO-T and Schedule 13E-3

General

1.	We note that Mr. Sperling and Mr. Murdock serve on, and will continue to serve on the board of directors after the going private transaction and their beneficial ownership of shares of common stock will increase from an aggregate of 32% to an aggregate of 65% (assuming only 50% of the Company’s outstanding shares are tendered into the offer). We also note that there appears to have been some negotiation between the board and the Company’s management with respect to the terms of the tender offer. Please provide an analysis as to whether Mr. Sperling and Mr. Murdock are engaged in this going private transaction. Please advise why each of those persons has not also been identified as a filing person in the Schedule 13E-3.

RESPONSE: We and CallWave respectfully submit that neither Mr. Sperling nor Mr. Murdock is engaged in the going private transaction so as to become a filing person required to file a Schedule 13E-3.

A. First, there is no agreement between Mr. Sperling or Mr. Murdock or any of their affiliates regarding the conduct of the going private transaction or the governance or operation of CallWave either before, during, or after the going private transaction. Furthermore, Mr. Sperling will be executing upon the closing of the going private transaction a Standstill and Voting Agreement providing an express representation he has not entered into any agreements, and there does not exist any agreement or understanding between him and any other stockholder of CallWave or any other person, regarding the voting, sale, or other disposition of the voting securities that are beneficially owned by him.

B. Second, at the meeting of the CallWave board held on February 10, 2009, the proposal to pursue a going private transaction was presented and advocated by Mr. Cavins, the chief executive officer of CallWave, and the board unanimously voted to appoint the independent committee and investigate a going private transaction.

C. Third, at the February 10th Board meeting, the Board chose to exclude Messrs. Sperling and Murdock from membership on the independent committee because they are the only board members who own CallWave shares, and the size of the percentage of CallWave shares that each of them beneficially owns would have precluded the independent committee from being perceived as acting in the best interests of those stockholders who are not members of the board of directors. That decision was not made because they were engaging in a going private transaction. Indeed, at that meeting, the Board’s discussions focused upon an effort to find a transaction structure that allowed as many of the then-current stockholders as possible to remain stockholders following the going private transaction. In contrast, most going private transactions are implemented with the express purpose of “squeezing out” unaffiliated stockholders and allowing affiliates to control and own the subject company as a private company.

D. Fourth, at that February 10th board meeting, the board delegated to CallWave’s principal executive officers, Mr. Cavins, the chief executive officer, and Mr. Stubbs, the chief financial officer, the authority to work with the independent committee to develop and recommend to the board the transaction structure, price, terms for the going private transaction, subject to final approval by the board. Thereafter, except for having participated in the discussions at the meetings of the board that occurred on February 10, 2009, April 17, 2009, and May 4, 2009, at no time did either Mr. Sperling or Mr. Murdock engage in negotiations with the independent committee regarding the price, terms or conditions of the going private transaction. Rather, all such discussions occurred between Mr. Cavins or Mr.

Securities and Exchange Commission Attn: Perry Hindin, Special Counsel	3	May 22, 2009

Stubbs or the Company’s outside general corporate counsel, on the one hand, and the independent committee or its counsel, on the other. Thus, neither Mr. Sperling nor Mr. Murdock attempted to exert influence over the shaping of the proposal, other than at meetings of the board in which there was unanimous agreement among the board regarding various issues, including the transaction structure, price, and terms.

E. Fifth, both the information available to the board and the independent committee, and the transaction structure that ultimately was approved by the independent committee and the board, underscore the fact that neither Mr. Sperling nor Mr. Murdock was engaging in this going private transaction.

(i) According to the reports available to the board at the time of the February 10th Board meeting, approximately 84.96% of the Company’s outstanding shares were held by only fifteen (15) funds or persons, and the remaining shares were held by approximately 1,525 beneficial owners. That information was consistent with the information available to the Board members during the ensuing period in which the independent committee investigated and determined to recommend a transaction structure, price, and terms for the going private transaction, and the board ultimately approved the transaction at its board meeting on May 4, 2009. At no time did any of the members of the board have any assurances regarding which shareholders might tender or prefer to remain stockholders following the conclusion of the going private transaction. The objective of the reverse stock split, which is the only coercive element of the going private transaction, is to reduce the number of stockholders, not to reduce the number of outstanding shares. Thus, the transaction is not designed to increase the percentage ownership stake of Mr. Sperling or Mr. Murdock, or any other stockholder (or group of stockholders) above any particular threshold.

(ii) Moreover, the transaction structure approved by the independent committee and the board for completion of the going private transaction affords any current stockholder or other person the ability to preserve its investment following the completion of the going private by accumulating 5,000 or more shares of common stock. Therefore, the larger stakeholders very well may elect to retain their shares rather than tendering or selling into the market prior to completion of the tender. Against this backdrop, with shares concentrated among holders with large stakes and others having the ability to accumulate shares to ensure that they would hold shares following the reverse and forward stock splits, there is not and never has been any assurance as to what percentage of CallWave’s outstanding shares would be owned by either Mr. Sperling or Mr. Murdock following the completion of the going private transaction. Rather, there remains today a possibility that, if the larger stockholders retain their shares and other smaller stockholders accumulate shares to preserve their status as stockholders following the reverse and forward stock splits, then far fewer than 50% of shares will be tendered or cashed out in the reverse and forward stock splits, and consequently the ownership percentages of Mr. Sperling and Mr. Murdock will not increase significantly by reason of the transaction.

F. Finally, each of Mr. Sperling’s and Mr. Murdock’s right to tender shares or remain a continuing stockholder of CallWave is no different from that of other stockholders’ generally. Neither Mr. Sperling nor Mr. Murdock will receive additional or different consideration or rights of any kind in the going private transaction.

Therefore, CallWave respectfully submits that those facts confirm that, under a proper reading of the circumstances surrounding CallWave’s going private transaction, neither Mr. Sperling nor Mr. Murdock should be viewed as engaging in this going private transaction, and consequently neither of them is required to be named as an additional filing person in the Schedule 13E-3.

Securities and Exchange Commission Attn: Perry Hindin, Special Counsel	4	May 22, 2009

2.	Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comments. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q&A Nos. 5, 19 and 20 of Exchange Act Release No. 17719 (Apr. 19, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the Company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

RESPONSE: Based upon the answer to Comment 1, above, we respectfully submit that there are no additional filing persons required to comply with the filing, dissemination and disclosure requirements applicable to Schedule 13E-3. Consequently, we have not made any modifications to the Schedule TO-I/13E-3 in response to Comment 2.

3.	Please include the legend required by Rule 13 e-3(e)(1)(iii) of the Exchange Act on the outside cover page of the tender offer material that the Company ultimately disseminates to security holders.

RESPONSE: The required legend has been added to the outside cover page of the Offer to Purchase.

4.	Please revise the filings to comply with General Instruction C of Schedule 13E-3. Provide the disclosure, if applicable, required by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 with respect, to each executive officer and director of the Company. For example, as required by Item 1003(c) of Regulation M-A and General Instruction C, expand the disclosure provided in the last paragraph of Item 3(c) of the joint filing to include such individuals.

RESPONSE: Our response to Comment 4, below, is organized pursuant to each item required by Schedule 13E-3:

Item 3. Identity and Background of Filing Person: We have added the following paragraph to the disclosure required by Item 1003(c) of Regulation M-A:

“None of the directors and executive officers of CallWave have been convicted in any criminal proceeding during the last five years, or been a party to any judicial or administrative proceeding during the last five years that resulted in a judgment, decree or final order enjoining it from future violations, or prohibiting activities subject to, federal or state securities laws.”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	We have revised the disclosure required by Item 1005(a) of Regulation M-A to state that this disclosure requirement is not applicable.

(b)	We have revised the disclosure required by Item 1005(b) of Regulation M-A to expressly include a reference to CallWave’s executive officers and directors in the negative declaration.

(c)	We have revised the disclosure required by Item 1005(c) of Regulation M-A to expressly include a reference to CallWave’s executive officers and directors in the negative declaration.

Securities and Exchange Commission Attn: Perry Hindin, Special Counsel	5	May 22, 2009

(e)	We respectfully submit that the only disclosure required by Item 5(e) of Regulation M-A is the disclosure of the proposed Standstill and Voting Agreement to be entered into between CallWave, Inc. and Peter V. Sperling after consummation of the going private transaction. That agreement is discussed in the Offer to Purchase under the captions “Special Factors – 5. Our Plans After the Offer” and “Special Factors – 7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares” both of which are incorporated by reference in the disclosure required by Item 1005(e) of Reg M-A .

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)&(b)	We respectfully submit that there is no disclosure required by Item 1006(a)&(b) of Regulation M-A specifically applicable to CallWave’s executive officers and directors.

(c)(1)-(3)	We respectfully submit that there is no disclosure required by Item 1006(c)(1)-(3) of Regulation M-A specifically applicable to CallWave’s executive officers and directors.

(c)(4)	The only disclosures required by Item 1006(c)(4) of Regulation M-A specifically applicable to the executive officers and directors of CallWave would be (A) the proposed Standstill and Voting Agreement with Mr. Sperling, (B) the planned equity incentive plan and proposed grants to Mr. Cavins, our chief executive officer, and Mr. Stubbs, our chief financial officer, and (C) the potential changes to our board of directors. These items are disclosed in the Offer to Purchase under the captions: “Special Factors – 5. Our Plans After the Offer” and “Special Factors – 6. Effects of the Offer” and incorporated by reference in Item 6(c)(4) of the joint filing.

The proposed Standstill and Voting Agreement with Mr. Sperling and the planned equity incentive plan and proposed grants to Mr. Cavins and Mr. Stubbs are also disclosed in the Offer to Purchase under the caption “Special Factors – 7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares” and we have therefore amended the disclosure required by Item 1006(c)(4) of Regulation M-A to incorporate this section by reference as well.

(c)(5)-(8)	We respectfully submit that there is no disclosure required by Item 1006(c)(5)-(8) of Regulation M-A specifically applicable to CallWave’s executive officers and directors.

Item 10 of Schedule 13E-3. Source and Amount of Funds or Other Consideration (Item 7 of the joint filing).

We respectfully submit that there is no required disclosure under Item 1007 of Regulation M-A specifically applicable to CallWave’s executive officers and directors.

Item 11 of Schedule 13E-3. Interest in Securities of the Subject Company (Item 8 of the joint filing).

(a)	We respectfully submit that the disclosure required by Item 1008(a) of Regulation M-A specifically applicable to executive officers and directors of CallWave is set forth in Schedule I to the Offer to Purchase, which is incorporated by reference into Item 8(a) of the joint filing.

(b)	We respectfully submit that the disclosure required by Item 1008(a) of Regulation M-A specifically applicable to executive officers and directors of CallWave is set forth in the Offer to Purchase under the caption “Special Factors – 7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares,” which is incorporated by reference into Item 8(b) of the joint filing.

Securities and Exchange Commission Attn: Perry Hindin, Special Counsel	6	May 22, 2009

Offer to Purchase

General

5.	Where a transaction will impact different subsets of shareholders differently, the fairness determination required by Item 1014(a) must be made as to each group separately. Refer to Q&A No. 19 in Exchange Act Release No. 17719. Revise the disclosure throughout this Offer to Purchase to separately address fairness to those unaffiliated shareholders who tender and fairness to those who will remain as shareholders.

RESPONSE: In response to Comment 5, we have revised our disclosure on pages 23 and 24 of the Offer to Purchase and made conforming changes in other portions of the Offer to Purchase to address separately the fairness of the transaction to those unaffiliated stockholders who accept the offer and tender their shares for cash as well as to those who will not accept the offer and remain invested in the Company after the offer,

Summary, page 1

6.	The Company states in the last paragraph on page 1 that if it purchases shares from a security holder, it will pay the purchase price “as soon as practicable after the expiration of the offer period.” Please revise this disclosure here and throughout the filing to comply with Rule 13 e-4 (f)(5).

RESPONSE: We have revised the disclosure on page 1 of the Offer to Purchase and made conforming changes in other portions of the Offer to Purchase to confirm that, in compliance with Rule 13e-4(f)(5), CallWave shall either pay the consideration offered, or return the tendered securities, promptly after termination or withdrawal of the offer.

Special Factors, page 10

Purposes of and Reasons for the Offer, page 10

7.	It appears that the many of the factors cited in support of the timing of the transaction, have been present for some time. Please revise to provide expanded disclosure regarding the reasons behind the Company’s choice to engage in the transaction at this time as opposed to any other time in the Company’s public company history. Also disclose all material factors considered with respect to the reasons for the structure of the transaction. See Item 1013(c) of Regulation M-A. Please note that conclusory statements are not considered sufficient disclosure in response to this section. See Instruction 1 to Item 1013.

RESPONSE: We have provided expanded disclosure on page 10 of the Offer to Purchase regarding the reasons behind the Company’s decision to engage in the going private transaction at this time as opposed to any other prior time in the Company’s public history.

The material reasons for structuring the going private transaction as a tender offer are: (i) such a structure is voluntary, providing stockholders with a choice of either tendering their shares for cash or continuing their investment in CallWave, and (ii) it provides both larger stockholders the opportunity to liquidate their holdings without incurring discounts due to the low trading volume of our common stock, and smaller stockholder the opportunity to liquidate their holdings without incurring brokerage commissions. Please see the discussion at the sixth and ninth paragraph on page 11 of the Offer to Purchase, and the fourth and fifth bullet points on page 12 of the Offer to Purchase. There are similar discussions elsewhere in the document, including under the caption “Special Factors – 3. Fairness of the Offer” under the subheading “Conclusions of the Board of Directors” beginning at the bottom of page 27.

Securities and Exchange Commission Attn: Perry Hindin, Special Counsel	7	May 22, 2009

Background of the Offer, page 12

8.	We note disclosure in the last paragraph on page 16 that Seven Hills “discussed with the Company a preliminary financial analysis of the Company based upon three analyses” and “also presented as supplemental information a discounted cash flow analysis.” Please provide us with supplemental copies of any materials prepared by Seven Hills in connection with its fairness opinion, including any “board books” or draft fairness opinions provided or any summaries of presentations made to the independent committee or the board of directors. All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as, an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by Seven Hills, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize all the presentations made by Seven Hills, if any, and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

Securities and Exchange Commission Attn: Perry Hindin, Special Counsel	8	May 22, 2009

RESPONSE: We are attaching as a new Exhibit (c)(3) to the Schedule TO a copy of Seven Hills’ March 22, 2009 presentation to the independent committee, and as a new Exhibit (c)(4) a copy of Seven Hills’ March 22, 2009 presentation to the independent committee providing Seven Hills’ preliminary discounted cash flow analysis.

9.	Please describe the results of the analyses presented by Seven Hills on March 22, 2009, to the independent committee and disclose the per share value of the Company’s common stock that Seven Hills used to perform its analyses.

RESPONSE: We have revised the disclosure on page 17 to describe the discounted cash flow analysis Seven Hills presented to the independent committee on March 22, 2009.

10.	We note the disclosure on the bottom of page 17 and top of page 18 that on April 3, 2009, the work of the independent committee ceased but subsequently resumed days later. Please expand the disclosure to explain how and why management reached a different conclusion regarding going private even without a venture capital firm investment only six days later.

RESPONSE: We have expanded the disclosure at the bottom of page 18 and the top of page 19 of the Offer to Purchase to reflect how and why management reached a different conclusion regarding going private six days after the work of the independent committee ceased on April 3, 2009.

Securities and Exchange Commission Attn: Perry Hindin, Special Counsel	9	May 22, 2009

11.	Refer to the last full paragraph on page 18. Please explain who the Company is referring to when it states “. . . the parties agreed on a price of $1.15 per share.”

RESPONSE: The Company intended that statement to be a reference to the fact that the members of the independent committee, on the one hand, and Messrs. Cavins and Stubbs, the Company’s chief executive officer and chief financial officer, on the other hand, jointly could recommend to the entire Board for approval a price of $1.15 per share in a tender offer as part of the going private transaction. We have modified accordingly the statement in the first paragraph on page 20 of the Offer to Purchase.

Board Analysis, page 22

Advantages of Offer, page 22

12.	Expand the disclosure in the fourth bullet point of this section on page 22 to better explain why the board of directors believes that the offer price of $1.15 per share is a fair discount from the liquidation value of $1.23 to $1.45 per share given that the Company discloses this very same fact as a disadvantage to the offer.

RESPONSE: We have modified our disclosure in the fourth bullet point of the “Advantages of Offer” section on page 24 of the Offer to Purchase to explain in further detail why CallWave’s board of directors believes that the offer price of $1.15 per share is a fair discount from the liquidation value.

Securities and Exchange Commission Attn: Perry Hindin, Special Counsel	10	May 22, 2009

13.	The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719. A listing of the factors considered, without a discussion of how such factors relate to the determination that the transaction is fair to unaffiliated shareholders (i.e., how each factor was analyzed) is insufficient. See In the Matter of Meyers Parking Systems, Inc., Exchange Act Release No. 26069 (September 12, 1988). We note that the discussion on pages 22 through 25 does not appear to include a discussion of Item 1014(d) or clauses (ii), (iii) and (iv) of Instruction 2 to Item 1014 and includes only a brief statement regarding clause (i), including a cross-reference to the fairness opinion of Seven Hills. If the board did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant.

RESPONSE: We have modified our disclosure on page 28 of the Offer to Purchase to include a discussion of Item 1014(d) of Regulation M-A.

We have modified the second bullet point under the heading “Advantages of the Offer” on page 25 of the Offer to Purchase in accordance with Comment 13 to specifically address the factor in Instructions 2(i) and 2(ii) of Item 1014 related to current and historical market prices.

In addition, we added a new bullet point under the heading “Disadvantages of the Offer” on page 26 of the Offer to Purchase in accordance with Comment 13 to specifically address the factor in Instruction 2(ii) of Item 1014 related to historical market prices.

Securities and Exchange Commission Attn: Perry Hindin, Special Counsel	11	May 22, 2009

We have modified our disclosure on page 27 of the Offer to Purchase in accordance with Comment 13 to specifically address the factor in Instructions 2(iii) and 2(iv) of Item 1014 related to net book value and going concern value.

14.	Note that if the board has based its fairness determination on the analysis of factors undertaken by others (e.g., the independent committee or the financial advisor), the board must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No 34-17719. In this respect, please disclose in this section whether the board of directors expressly adopted (i) the independent committee’s discussion and analyses of the factors disclosed under the heading “Independent Committee Analysis” found on pages 20 through 22 and (ii) Seven Hill’s discussion beginning on page 25. Note however, that to the extent the board did not adopt another person’s discussion and analysis or the independent committee’s or Seven Hills’ analyses and discussions do not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the board must discuss, per the preceding comment, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

RESPONSE: We have modified our disclosure on page 28 of the Offer to Purchase to confirm that the Board adopted the independent committee’s and Seven Hill’s discussion and analyses.

Securities and Exchange Commission Attn: Perry Hindin, Special Counsel	12	May 22, 2009

Alternatives, page 24

15.	Please expand the disclosure to discuss the alternatives considered and the reasons for their rejection in greater detail. For example, disclosure in the Background section on pages 13, 15 and 16 indicates that both the board of directors and the independent committee considered the possibility of not only a tender offer but also a reverse stock split, an issuer repurchase program and a cash-out merger, but discussion in the “Alternatives” section of the Offer to Purchase on page 24 only discusses why the reasons the board rejected the alternative of a sale or liquidation of the Company. See Item 1013(b) of Regulation M-A.

RESPONSE: We have modified our disclosure beginning on page 26 of the Offer to Purchase to include a discussion of the alternatives considered and the reasons for their rejection.

Fairness Opinion of Financial Advisor, page 25

16.	Revise the last paragraph on page 27 to remove the statement that the summary “does not purport be a complete description of the financial analyses performed by Seven Hills...” While the Company may include appropriate disclaimers concerning the nature of a summary generally, the summary must be complete in describing all material provisions of the Seven Hills materials.

RESPONSE: We have revised the disclosure at the second paragraph on page 31 to confirm that while the summary is not intended to be an exhaustive description of the analyses performed by Seven Hills, it includes all material factors considered by Seven Hills in rendering its opinion.

17.	Please revise to provide a more detailed explanation of how the premium pricing information was used for the Trading Statistics Analysis. For example, we note that the consideration per share proposed to be paid by the Company represents a negative 52.1% premium to the price per share one year prior to April 24, 2009, and a negative 59.6% premium, to the 52 week high. Were these negative premiums assigned lesser importance in Seven Hills overall determination than more recent prices? If so, please disclose why.

RESPONSE: We have revised the disclosure on page 31 to note that Seven Hills considered all of the ranges implied by the analysis, but that Seven Hills did not assign a specific weight to any particular result in the range.

Securities and Exchange Commission Attn: Perry Hindin, Special Counsel	13	May 22, 2009

18.	We note that Seven Hills performed both a Selected Public Company Analysis and a Premiums Paid Analysis. While it appears that Seven Hills’ summary provides disclosure concerning the methodology and criteria used in selecting these companies and transactions, please indicate whether the criteria were consistently applied. If any company or transaction was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.

RESPONSE: Seven Hills consistently applied its selection criteria when selecting the data set for the Selected Public Companies Analysis and the Premiums Paid Analysis. No companies or transactions that satisfied the selection criteria stated on page 31 and page 33 that were identified by Seven Hills in their research were excluded from the analyses.

19.	We note that. Seven Hills only obtained meaningful results in the Selected Public Company Analysis at the high end of the range of values and that the values obtained are significantly higher than the offer price. In light of this result, please disclose both the relevance and materiality of this analysis to Seven Hills’ fairness opinion. In revising the disclosure, please be sure to address also the fact that the liquidation analysis indicated the common stock is worth more than the offer price.

RESPONSE: We have revised the disclosure on page 33 to explain why Seven Hills obtained meaningful values only at the high end of the range. Further, in response to the Staff’s request that we address the impact of the liquidation analysis on Seven Hills’ analyses we note that (as disclosed on page 30), Seven Hills was instructed by the independent committee to assume that CallWave would not liquidate. As a result of this instruction from the independent committee, Seven Hills conducted its analyses under the assumption that the per share value implied by the liquidation analysis was not meaningful.

20.	Please revise to disclose the data underlying the results described in this section. For example, disclose (i) the enterprise value, LTM and LQA revenues and EBITDA for each company in the Selected Public Company Analysis, and (ii) the data from each transaction that resulted in the multiple disclosed on page 29 with respect to the Premiums Paid Analysis. For each analysis, show how the information from the analysis resulted in the multiples/values disclosed.

RESPONSE: We have revised the disclosure on page 33 to include the underlying data for the Premiums Paid Analysis and the Selected Public Companies Analysis.

Liquidation Analysis, page 38

21.	Reconcile the High Liquidation Value Per Share Proceeds of $1.45 located at the bottom of the table on page 37 and the reference to $1.48 in the first whole paragraph on page 38.

RESPONSE: The reference to “$1.45” located at the bottom of the table on page 41 was a typographical error, and should have been “$1.48.” We have corrected that error.

Standstill Voting Agreement, page 45

22.	Please disclose the certain limited circumstances pursuant to which Mr. Sperling or his affiliates will be allowed to sell their shares of the Company’s capital stock.

RESPONSE: We have modified the disclosure at page 57 of the Offer to Purchase to explain that the limited circumstances in which Mr. Sperling or his affiliates will be allowed to sell their shares, i.e., under Section 2.2 of the standstill and voting agreement that is attached as Exhibit d to the Schedule TO-I, Mr. Sperling and his affiliates are permitted to sell their shares of Company capital stock. On page 50 we provide a cross reference to this extended disclosure.

Securities and Exchange Commission Attn: Perry Hindin, Special Counsel	14	May 22, 2009

Effects of the Offer, page 48

23.	Include a description of the effects of the Rule 13e-3 transaction on the Company, its affiliates and unaffiliated security holders. The disclosure must include a reasonably detailed description of both the benefits and detriments of the transaction to Company as well as to its affiliates and unaffiliated security holders. Refer to Item 1013(d) of Regulation M-A. The benefits and detriments of the transaction must be quantified to the extent practicable.

RESPONSE: We have revised the Offer to Purchase under the caption “Special Factors – 6. Effects of the Offer” beginning on page 52 to provide a reasonably detailed description of the benefits and the detriments of the transaction to the Company and to its affiliated and unaffiliated security holders, including, where possible, a quantification of such benefits and detriments.

24.	Please provide the tabular disclosure required by Instruction 3 to Item 1013 of Regulation M-A.

RESPONSE: In light of our response to Comment 1, above, we respectfully submit that such tabular disclosure is unnecessary.

Securities and Exchange Commission Attn: Perry Hindin, Special Counsel	15	May 22, 2009

Federal Income Tax Consequences, page 53

25.	We note the statements that the discussion is “for general information only.” Please delete this statement, as it implies that the Company is not responsible for the disclosure in the offer document.

RESPONSE: We have deleted from page 61 of the Offer to Purchase the phrase stating that the discussion of income tax consequences of the going private transaction is “for general information only.”

Conditions of the Offer, page 62

26.

A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. We refer you to the fourth bullet point- on page 62 and the two bullet points on page 63. Please review the conditions and revise for clarity.

RESPONSE: We have revised the fourth bullet point on page 67 of the Offer to Purchase and deleted the first bullet point previously on page 63 and revised the first bullet point on page 68 of the Offer to Purchase in an attempt to be more specific and clear.

27.	We note the representation in the penultimate paragraph of this section that the Company may assert the conditions regardless of the circumstances giving rise to such conditions. Please revise to remove the suggestion that the offer conditions may be triggered through action or inaction by the Company.

RESPONSE: We have revised the representation in the penultimate paragraph of this section to remove any suggestion that the offer conditions may be triggered through action or inaction of the Company.

28.

We also note the language in the same paragraph of this section that the Company’s failure “at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right and, each right shall be deemed an ongoing right which may be asserted at any time up until the expiration of the offer.” If an event triggers a listed offer condition, and the Company determines to proceed with. the offer anyway, it has waived the offer condition. This may require an extension of the offer period and/or dissemination of additional offer materials. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform security holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company’s understanding in the response letter.

RESPONSE: The Company understands that (i) if an event triggers a listed offer condition, and the Company determines to proceed with. the offer anyway, it has waived the offer condition, and this may require an extension of the offer period and/or dissemination of additional offer materials, and (ii) when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform security holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

29.	We note the statement that any determination or judgment by the Company concerning the events described in this section will be “final and binding on all parties.” Please revise this sentence to more precisely define its scope. It appears that such interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while the Company may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.

Securities and Exchange Commission Attn: Perry Hindin, Special Counsel	16	May 22, 2009

RESPONSE: We have removed the statement that any determination or judgment by the Company concerning the events discussed in this Section will be “final and binding on all parties.” The Company acknowledges that stockholders may contest positions taken by the Company, and that a decision of a court of law ultimately may need to resolve such issues.

Information About Us and the Shares, page 64

30.	It appears that the Company has elected to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and has disclosed summarized financial information required by Item 1010(C). Please revise this section to provide the information required by Item 1010(c)(1) through (3) for the same periods specified in Item 1010(a) and (b). Please also revise this section to provide the ratio of earnings to fixed charges information required by Item 1010(c)(4) of Regulation M-A, and if material, pro forma data for such information disclosing the effect of the transaction. See Item 1010(c)(6). We note the statement in Item 10 of the Schedule TO/13E-3 that ratio of earnings to fixed charges information is not applicable because no securities are being registered. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(0(4) of Regulation M-A is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K.” The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the Company has any fixed charges.

RESPONSE: We have added the summarized financial information required by Items 1010(c)(1) through (c)(3) of Regulation M-A to the Offer to Purchase beginning on page 70.

With regard to the ratio of earnings to fixed charge disclosure required by Item 1010(c)(4) of Regulation M-A, we respectfully submit that the ratio is not meaningful as the Company has no fixed charges in the sense the term is defined in Instruction 1(A) to Item 503(d) of Regulation S-K. We have added a disclosure to Item 10 of the Schedule TO/13E-3 to that effect.

Incorporation by Reference, page 68

31.	Please revise the disclosure to include our current address at 100 F Street, NE, Washington, DC 20549.

RESPONSE: We have modified the disclosure on page 77 of the Offer to Purchase to include your correct current address of 100 F Street, NE, Washington, DC 20549.

The Reverse and Forward Stock Splits, page 70

32.	Please provide us the legal analysis of the interaction between the Company’s offer and the stock splits, in light of the restrictions of Rule 13e-4(f)(6).

RESPONSE: Rule 13e-4(f)(6) provides that for a period of ten (10) business days after the date of termination of the issuer tender offer, neither the issuer nor any affiliate of the issuer shall make any purchases, other than pursuant to the tender offer, of (i) any security which is the subject of the issuer tender offer, or any security of the same class and series, or any right to purchase any such securities, or (ii) in the case of an issuer tender offer which is

Securities and Exchange Commission Attn: Perry Hindin, Special Counsel	17	May 22, 2009

an exchange offer, any security being offered pursuant to such exchange offer, or any security of the same class or series, or any right to purchase any security. CallWave’s issuer tender offer falls within the foregoing clause “(i),” but not clause “(ii).” CallWave’s proposed stock splits will occur only after the Company obtains approval of the stock splits at a meeting of the CallWave stockholders. The record date for that meeting will be a date after the completion of CallWave’s issuer tender offer. Given the time required to complete and mail proxy statements to stockholders in advance of the stockholders’ meeting at which the reverse and forward stock splits will be considered for approval, we believe that more than ten (10) business days will elapse between the termination of CallWave’s issuer tender offer, on the one hand, and the completion of the reverse and forward stock splits, on the other hand.

Schedule I

Security Ownership of Certain Beneficial Owners and Management, page 74

33.	We note in footnotes 2 and 4 to the table in this section that the persons listed therein disclaim beneficial ownership “except to the extent of his pecuniary interest therein.” Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

RESPONSE: We have removed the reference in footnote 2 to the table. We deleted former footnote 4 from the table because, after we filed the Schedule TO/I with the Commission, the Company discovered that the stockholder named in the portion of that table to which that footnote was appended of substantially all of its shares. We acknowledge that under Rule 13d-3(a), beneficial ownership is not determined on the basis of pecuniary interest.

Should the Staff have any additional comments or questions, please direct such questions to the undersigned at (805) 966-2440, ext. 444.

Very truly yours,

REICKER, PFAU, PYLE & McROY LLP

/s/ Michael E. Pfau

By

    Michael E. Pfau

MEP:mc

cc:	Fernando Velez, Esq.
Mr. Jeffrey B. Cavins
Mr. Mark Stubbs
Mr. Michael Luxton
(all by email)